QuickLinks -- Click here to rapidly navigate through this document

Exhibit 10.13

December 27, 2006

Personal and Confidential

Ms. Lisa Morita
676 S. Euclid Ave
Pasadena, CA 91006

Dear Lisa:

        On behalf of Internet Brands, Inc. (the "Company"), we are pleased to offer you the position of Executive Vice President and General Manager, Internet Brands with a commencement date of February 26, 2007. In this capacity, you will report directly to me and will be responsible for product strategy, pricing, sales, customer service, and acquisitions support for (a) the auto vertical, (b) the home vertical, and (c) additional future verticals as required.

        You will receive an annual base salary of $275,000, paid bi-weekly in accordance with the Company's normal payroll procedures. Your annual bonus target will be $50,000, and you will be eligible to receive up to 150% of the bonus target based on Company performance objectives established annually by the board. Bonus payments are calculated and paid quarterly subject to review and approval by the compensation committee of the board.

        You will receive 300,000 stock options with an exercise price of $2.35 per share, subject to board approval, pursuant to a Stock Option Agreement attached hereto as Exhibit B. These options will vest 20% on your date of hire, 20% on the first anniversary you're your employment and the remaining 60% will vest quarterly thereafter for the next three years of your employment. You will receive an additional grant of 80,000 stock options with an exercise price of $2.35 per share, subject to board approval, pursuant to a Stock Option Agreement attached hereto as Exhibit C. These options will vest 50% on the second anniversary of your date of hire, 25% on your third anniversary, and 25% on your fourth anniversary. These option agreements will provide for acceleration of 50% of any unvested options if there is a change of control of the Company and your employment is terminated without cause within six months after the change of control, and will permit you to early exercise the full option grants for a cash payment of the exercise price. The Company is also providing to you certain redemption rights with respect to such options, as described on Exhibit A attached.

        In the event that you do not receive from Yahoo the full amount of the annual cash bonus for 2006 that you would have received in the absence of your departure, the Company will pay you 50% of the amount of such bonus shortfall in a lump sum cash payment and will grant an additional number of stock options to you equal to 50% of the bonus shortfall amount divided by $4.65. Such additional options will vest 25% on your date of hire, 20% on the first anniversary of your employment and the remaining 60% will vest quarterly thereafter for the next three years of your employment.

        As a senior executive of the Company, you will also be entitled to receive certain severance payments and benefits if you are terminated without cause pursuant to the terms of the Company's executive Severance Payment Agreements attached hereto as Exhibit D and you will be added as a participant in the Executive Retention Plan that is currently in effect, a copy of which is attached hereto as Exhibit E.

        As a Company employee, you are eligible to receive certain employee benefits. You will be eligible on the first day of the month following your start date to be covered by the Company's healthcare plans. The Company offers a choice of a high or low option HMO as well as a PPO medical plan, along with dental and vision plans. In addition, as a senior executive of the Company, you will be eligible to receive term life insurance up to $1 million, subject to any medical evaluation criteria established by our carriers, of which $500,000 of coverage is funded by the Company. You are also eligible to participate in the Company's other employee benefit plans as they become available. Information, enrollment forms and processes for all benefits will be made available to you by our

Human Resources Department. If you would like to enroll in our benefits program, your online enrollment application must be received within your first 30 days of employment or you will forfeit coverage for the plan year. You are entitled to accrue PTO (Personal Time Off), which will accrue at the rate of 10 hours per month, up to a cap of 120 hours. You should note that the Company might modify salaries and benefits from time to time, as it deems necessary.

        You should be aware that your employment with the Company is for no specified period and constitutes at will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice.

        This offer is conditional upon the results of your background investigation. It is also conditional upon your providing to the Company within three (3) business days of your start date, documentary evidence of your identity and eligibility for employment in the United States. Unless such documentation is provided to us you will be terminated.

        You agree that, during the term of your employment with the Company, you will not engage in another other employment, occupation, consulting or other business activity directly related to the business in which the Company is not involved or becomes involved during the term your employment, nor will you engage in any other activities that conflict with your obligations to the Company.

        Internet Brands, Inc. recognizes that from time to time disputes will occur. Therefore, any dispute or controversy arising out of or relating to your employment or its termination, which could have been brought in a court of law, will be resolved by arbitration and not in court. This offer is conditional upon your returning to us a signed copy of the Arbitration Agreement, which we will provide you upon your arrival.

        As a Company employee, you will be expected to abide by Company rules and regulations. You will be specifically required to sign an acknowledgment that you have read and understand the company rules of conduct, which will be included in a handbook. You will be expected to sign and comply with an Employment, Confidential information and Invention Assignment Agreement which require, among other provisions, the assignment of patent rights to any invention made during your employment at the Company and non-disclosure of proprietary information.

        To indicate your acceptance of the Company's offer, please sign and date this letter in the space provided below and return it to me. This letter, along with the agreement relating to proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

        Lisa, we are very excited about having you join the Company and look forward to working with you on the senior management team.

Sincerely,
/s/ ROBERT N. BRISCO Bob Brisco Chief Executive Officer.

        I have read and understand all the terms and conditions of this offer letter and voluntarily accept and agree to them.

ACCEPTED AND AGREED TO:	Date:
/s/ LISA MORITA Lisa Morita	2/7/07

QuickLinks

  Exhibit 10.13